FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 13, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS and Blackstone agree partnership for fund of £1.4 bn UK commercial real estate loans

The Royal Bank of Scotland Group plc ("RBS") announces today that as part of its strategy to manage the commercial real estate exposure within its Non-Core Division it has agreed heads of terms and exclusivity with Blackstone Real Estate Debt Strategies to manage a fund of £1.4 bn UK commercial real estate loans.

The agreement follows a competitive bidding process and is structured to allow RBS to participate in potential future profits of the fund and from Blackstone's asset management and market recovery while at the same time reducing its exposure and risk.

It is intended that the partnership will initially involve funds managed by Blackstone acquiring a 25% equity stake in the fund, which comprises a portfolio of loans across a variety of commercial real estate sectors in the UK. Blackstone will manage the portfolio and support the full disposal by RBS of its remaining 75% stake over time. Blackstone will also be responsible for running the process to secure third party debt for the fund.

"The proposed partnership with a world-class fund manager such as Blackstone marks an important step in our Non-Core strategy to manage and dispose of our commercial real estate loan portfolio. This is an innovative agreement that allows RBS to tap into the liquidity in the market, to reduce our risk over time and to benefit from the possibility of upside in the portfolio," said Bruce Van Saun, RBS Chief Financial Officer. "We continue to make good progress with our Non-Core Division disposal programme which is key to derisking the Group's balance sheet and making RBS a safer bank."

"We are very pleased that RBS has selected us to partner with them on this important transaction.  We think this innovative structure could serve as the model for future transactions as banks look to dispose of non-core real estate assets", said Michael Nash, Chief Investment Officer, Blackstone Real Estate Debt Strategies.

As at 31 March 2011 Non-Core Commercial Real Estate has fallen by 38% from an initial £62.8bn to £38.7bn.

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media Relations
Tel: +44 (0) 131 523 4205

RBS Non-Core Division

Note to editors: June 2011

·
The Non-Core Division was created in 2009 to manage around £258 billion of assets (plus £85 billion of derivatives) that are no longer core to RBS' strategy and the continuing operations of the Group.  The central objective of the Non-Core Division is to run down substantially all of the assets in a disciplined economic and capital efficient manner by 2013, subject to market conditions.

·
Non-Core asset reduction is now well progressed. By the end of Q1 2011 Non-Core had reduced its asset base to £125 billion, less than half its original size and equivalent to 13% of the Group's funded assets.  At inception, Non-Core assets consisted of 21% of the total RBS Group's third party assets (excluding derivatives).  As stated at the first quarter results in May, the Non-Core division is on track to reduce its funded assets to less than 10% of the Group total by the end of 2011.

·
During Q1 2011, the Non-Core division made further progress in reducing risk, with funded assets falling by £13 billion to £125 billion and RWAs by £25bn to £128.5 billion. Non-Core has now agreed or completed 24 country/whole business exits (as at the end of Q11). These sales reduce the Group's cost base, operational risk, and focus the Group on its core activities and geographies. The exits include, among others:

o
The successful migration of many of the Group's Retail & Commercial businesses in Asia to their new owner, ANZ in June 2010.  This marked the completion of the sale of the businesses in six Asian [Retail & Commercial businesses in Hong Kong, Singapore, Taiwan and Indonesia, and our onshore GBM and GTS businesses in Taiwan (excluding Securities), Philippines and Vietnam.] countries to ANZ announced in August 2009.

o
The agreed sales last  year of the Group's retail business in Kazakhstan to HSBC; its retail business in UAE to Abu Dhabi Commercial Bank and its majority shareholding in RBS Uzbekistan to Korea Development Bank. .

o
In December 2010 Non-Core concluded the sale of a portfolio of approximately £3.9 billion Project Finance assets and associated derivatives to The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU).  These were strongly performing assets with exceptionally low levels of losses.  The portfolio was made up of global power, global oil & gas and UK infrastructure assets in UK, EMEA, APAC and the Middle East and was an excellent example of taking advantage of market conditions to optimise proceeds.

o	In March this year Non-Core announced the successful sale of a portfolio of commercial real estate loans and assets in Spain to several wholly owned, indirect SPV subsidiaries of Perella.

·
  RBS remains committed to a strong presence in the following markets: Australia, China, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Netherlands, Russia, Singapore, Spain, Sweden, UAE, UK and the US.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 July 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary